Exhibit 21.1

Subsidiaries of Columbia Pipeline Group, Inc.

Name	Jurisdiction
Columbia Energy Group	Delaware
Columbia Gas Transmission, LLC	Delaware
Columbia Gulf Transmission, LLC	Delaware
Columbia Midstream & Minerals Group, LLC	Delaware
Columbia Pipeline Partners LP	Delaware
CPG OpCo GP LLC	Delaware
CPG OpCo LP	Delaware
CPP GP LLC	Delaware